EXHIBIT 12(b)

J.P. MORGAN CHASE & CO.

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements
(in millions, except ratios)

Nine Months Ended
September 30, 2002

Excluding Interest on Deposits

Income before income taxes	$3,106

Fixed charges:

Interest expense	6,478

One-third of rents, net of income from subleases (a)	214

Total fixed charges	6,692

Less: Equity in undistributed income of affiliates	(73)

Earnings before taxes and fixed charges, excluding capitalized interest	$9,725

Fixed charges, as above	$6,692

Preferred stock dividends	39

Fixed charges including preferred stock dividends	$6,731

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.44

Including Interest on Deposits

Fixed charges including preferred stock dividends, as above	$6,731

Add: Interest on deposits	4,077

Total fixed charges including preferred stock dividends and interest on deposits	$10,808

Earnings before taxes and fixed charges, excluding capitalized interest, as above	$9,725

Add: Interest on deposits	4,077

Total earnings before taxes, fixed charges and interest on deposits	$13,802

Ratio of earnings to fixed charges and preferred stock dividend requirements	1.28

(a)	The proportion deemed representative of the interest factor.

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